SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities and Exchange Act of 1934

(Amendment No. 1)

TTM TECHNOLOGIES, INC.

(Name of Issuer)
Common Stock, no par value

(Title of Class of Securities)
87305R109

(CUSIP Number)
February 27, 2002

(Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

        ☐      Rule 13d-1(b)

        ☐      Rule 13d-1(c)

        ☒      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. 87305R109	SCHEDULE 13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Brockway Moran & Partners Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
			(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Florida

NUMBER OF SHARES		5	SOLE VOTING POWER
			0

BENEFICIALLY OWNED		6	SHARED VOTING POWER
			809,873(1)

BY EACH REPORTING		7	SOLE DISPOSITIVE POWER
			0

PERSON WITH		8	SHARED DISPOSITIVE POWER
			809,873(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	809,873(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☒(2)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	2.0%(1)

12	TYPE OF REPORTING PERSON*
	PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)
See Item 4 herein.

(2)
The aggregate amount in Row 9 does not include 15,652,731 shares of Common Stock owned of record by Circuit Holdings, LLC, a Delaware limited liability company in which the Reporting Person owns a 40% ownership interest, with respect to which the Reporting Person disclaims beneficial ownership.

Page 2 of 7 Pages

CUSIP No. 87305R109	SCHEDULE 13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	Brockway Moran & Partners, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
			(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Florida

NUMBER OF SHARES		5	SOLE VOTING POWER
			0

BENEFICIALLY OWNED		6	SHARED VOTING POWER
			809,873(1)

BY EACH REPORTING		7	SOLE DISPOSITIVE POWER
			0

PERSON WITH		8	SHARED DISPOSITIVE POWER
			809,873(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	809,873(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐(2)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	2.0%(1)

12	TYPE OF REPORTING PERSON*
	CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)
See Item 4 herein.

Page 3 of 7 Pages

CUSIP No. 87305R109	SCHEDULE 13G	Page 4 of 7 Pages
Item 1(a).	Name of Issuer.
TTM Technologies, Inc.
Item 1(b).	Address of Issuer's Principal Executive Offices.
17550 N.E. 67th Court Redmond, Washington 98052
Item 2(a).	Name of Person Filing.

This statement is filed on behalf of Brockway Moran & Partners Fund, L.P. and Brockway Moran & Partners, Inc. (individually, a "Reporting Person," and collectively, the "Reporting Persons"). See Exhibit A for the Reporting Persons' agreement for a joint filing of a single statement on their behalf.
Item 2(b).	Address of Principal Business Office.
The address of the principal business office for each of Brockway Moran & Partners Fund, L.P. and Brockway Moran & Partners, Inc. is:
225 E. Mizner Blvd., 7th Floor Boca Raton, Florida 33432
Item 2(c).	Citizenship.
Brockway Moran & Partners Fund, L.P. was organized under the laws of the State of Delaware.
Brockway Moran & Partners, Inc. was incorporated under the laws of the State of Florida.
Item 2(d).	Title of Class of Securities.
Common Stock
Item 2(e).	CUSIP Number.
87305R109
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), identify the status of the person filing.
Not applicable.

Page 4 of 7 Pages

CUSIP No. 87305R109	SCHEDULE 13G	Page 5 of 7 Pages

Item 4.        Ownership.

Reporting Person	Amount Beneficially Owned		Percent of Class
Brockway Moran & Partners Fund, L.P.	809,873		2.0	%(1)
Brockway Moran & Partners, Inc.	809,873	(2)	2.0	%(1)
	Power to Vote			Power to Dispose
Reporting Person
	Sole	Shared		Sole	Shared
Brockway Moran & Partners Fund, L.P.	0	809,873		0	809,873
Brockway Moran & Partners, Inc.	0	809,873	(2)	0	809,873	(2)

(1)
Calculated on the basis of 39,667,357 shares of Common Stock outstanding on February 27, 2002.

(2)
Includes 809,873 shares of Common Stock directly owned by Brockway Moran & Partners Fund, L.P. The general partner of Brockway Moran & Partners Fund, L.P. is Brockway Moran & Partners Management, L.P., a Delaware limited partnership. Brockway Moran & Partners, Inc., a Florida corporation, is the general partner of Brockway Moran & Partners Fund, L.P.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
Not Applicable.

CUSIP No. 87305R109	SCHEDULE 13G	Page 6 of 7 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 6, 2002
BROCKWAY MORAN & PARTNERS FUND, L.P.
	By:	Brockway Moran & Partners Management, L.P., its General Partner
	By:	Brockway Moran & Partners, Inc., its General Partner
		By:	/s/ Peter W. Klein Peter W. Klein Partner
BROCKWAY MORAN & PARTNERS, INC.
		By:	/s/ Peter W. Klein Peter W. Klein Partner

CUSIP No. 87305R109	SCHEDULE 13G	Page 7 of 7 Pages

EXHIBIT A

AGREEMENT TO FILE JOINT SCHEDULE 13G

        Pursuant to Rule 13d-1(k)(1), the undersigned hereby consent to the joint filing of a single statement on their behalf.

March 6, 2002
BROCKWAY MORAN & PARTNERS FUND, L.P.
	By:	Brockway Moran & Partners Management, L.P., its General Partner
	By:	Brockway Moran & Partners, Inc., its General Partner
		By:	/s/ Peter W. Klein Peter W. Klein Partner
BROCKWAY MORAN & PARTNERS, INC.
		By:	/s/ Peter W. Klein Peter W. Klein Partner